December 5, 2008
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington D.C. 20549
Re: Request for Withdrawal of Amendment No. 1 (“Amendment”) to Registration Statement on Form S-3 (Registration Statement No. 333-147048; such registration statement being hereinafter referred to as the “Registration Statement”)
Ladies and Gentlemen:
     On November 26, 2008, Anheuser-Busch Companies, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) the Amendment to the Registration Statement. The Amendment was intended to deregister and remove all securities remaining and unsold under the Registration Statement.
     Pursuant to Rule 477 promulgated by the Commission, the Company hereby requests that the Commission consent to the withdrawal of the Amendment effective as promptly as practicable. The Amendment was inadvertently filed under an incorrect form type or tag. In accordance with our discussions with the staff of the Commission, we have determined that withdrawal of the Amendment is the appropriate step to remedy the error. When the Amendment is withdrawn, the Company will refile it under the correct form type or tag. No securities were sold in connection with the Amendment.
     I appreciate your assistance in this matter. Please feel free to contact me at (314) 577-3298, if you have any other questions.
Very truly yours,
/s/ Thomas Larson
Thomas Larson
Senior Associate General Counsel
Anheuser-Busch Companies, Inc.